Part II; Item 7: Protection of Confidential Trading Information

d. Provide a summary of the roles and responsibilities of any Persons that have access to confidential trading information, the confidential trading information that is accessible by them, and the basis for the access.

Subject to the written safeguards and procedures described above, access to Participant confidential trading information is limited to those Persons with a "need to know" such information, as defined in response to Part II, Item 7.a. In particular, with respect to GSCO and Ocean, such access by personnel and systems is permissioned when necessary to perform duties and responsibilities for Sigma X2. Persons with access to Participant confidential trading information, including the basis for such access, are outlined below.

OCEAN PERSONNEL
To perform operational, compliance, surveillance, recordkeeping, and regulatory reporting responsibilities, certain designated Ocean employees (approximately a dozen) require access to Sigma X2 trading information. Particular Ocean business personnel include:

Ocean Operations - Dedicated Operations personnel are responsible for the day-to-day technical and market operations of Sigma X2. To perform these responsibilities, Operations personnel have access to intraday and historical order and execution event data via various system applications, including OceanView, and have access to client set up data via the Configuration API.

Ocean Compliance - Dedicated Compliance personnel are responsible for surveillance of Sigma X2 using the SMARTS application and for managing access requests and entitlements for Ocean systems. Such Compliance personnel also are responsible for Ocean's compliance with Ocean's "Compliance Policies and Procedures." To perform these responsibilities, such Compliance personnel have access to intraday and historical order and execution event data.

Ocean CORE Technology - Dedicated CORE Technology personnel are responsible for development and maintenance of software related to the core/matching functionality of Sigma X2. To perform these responsibilities, CORE Technology personnel have access to intraday and historical order-event data via CORE stream.

Ocean Surrounding Technology - Surrounding Technology personnel have responsibilities for the development, maintenance, and operation of downstream applications that consume data from Sigma X2 for purposes of surveillance, regulatory reporting, and recordkeeping. Personnel have access to intraday and historical order-event data via various system applications, including OceanView. Personnel also have access to client set up data via the Configuration API.

Ocean Business and Product Management - Dedicated Business and Product Management personnel are responsible for overarching management and coordination of Ocean teams (Operations/Compliance/CORE/Surrounding). For these purposes, such personnel have access to intraday and historical order-event data via various systems applications, including OceanView.

GSCO EMPLOYEES: OCEANVIEW LIAISONS & DEDICATED GSET ENGINEERS
Designated "OceanView Liaisons": Supervisory, GSET Engineers, Operations and Compliance - A defined and limited group of designated GSCO employees who have responsibilities for providing supervisory, operational, or compliance support specific to Sigma X2 have access to the order book via Ocean's "OceanView" GUI. Support responsibilities may include liaising with Ocean, performing various technical functions, and troubleshooting.

Dedicated GSET Engineers - A designated subset of engineers dedicated to the Sigma X2 business who perform execution quality and mark-out profile analysis requiring information access on a (T+1) delayed basis. For these purposes, such personnel have access to Participant identities and execution information but do not have real-time access to the Sigma X2 order book.

GSCO EMPLOYEES: OTHER SUPPORT
Support employees referenced below are not entitled to access the Sigma X2 order book.

Execution Coverage - Through an order management system, designated sales employees have access to order and execution information for the Indirect Subscribers to whom they provide coverage. Access to Indirect Subscriber order information is necessary for the purpose of providing sales and execution services, and their access to such information is no different than their ability to see orders that are routed to other market venues. Designated sales employees also have access to delayed (at least T+1) and aggregated execution information for the Direct and/or Indirect Subscribers to whom they provide coverage.

GSET Engineers - As discussed above, pursuant to an agreement with GSCO, Ocean operates and supports the technology platform for Sigma X2 subject to the oversight of GSCO as the Broker-Dealer Operator (See Part II, Item 6.b., above). Certain engineering employees monitor Sigma X2's performance for purposes of measuring execution quality, performing mark-out profile analyses (as described further in Part III, Item 13), and related analytical functions. These employees have development and maintenance responsibilities for GSCO trading platforms, execution algorithms, order routing, data stores, and systems that feed GSCO middle and back office and have visibility into order routing destinations (whether principal and/or client flow), including routing to Sigma X2.

Operations - GSCO Operations employees perform various operational support functions including regulatory reporting and trade booking. Such employees can access Participant trading execution information in order to provide operational support, or perform specific responsibilities such as trade booking and regulatory reporting.

Supervisory Coverage - Designated employees who perform supervisory oversight of GSET business activities and Sigma X2. These designated supervisory employees have as needed access to order and execution information to provide supervisory oversight responsibilities.

Legal, Compliance, Internal Audit/Compliance Testing "Control Side Employees" -Designated employees assigned to GSCO's various Compliance, Legal, and Internal Audit/Compliance Testing divisions and who have control side, audit, and regulatory responsibilities may access Participant information to provide regulatory and compliance support, and address regulatory examinations and inquiries where warranted.

Segmentation Governance Working Group - Certain designated employees from Compliance, Dedicated GSET Engineers, Designated OceanView Liaisons, Execution Coverage, and Supervision, all described above, meet on a periodic basis to review and discuss Participants' Counterparty Classification designations ~~(as described in Part III, Item 13). This group reviews and discusses~~, including the results of the GSCO objective mark-out analysis for the assignment of Taker Categories and the separate analysis for the assignment of Participant Categories (as described in Part III, Item 13).

GSCO AFFILIATES PERSONNEL
GSCO Affiliates, as Indirect Subscribers to Sigma X2, have access to their own principal and client trading information. Similar to the coverage team for GSCO Execution, GSCO Affiliate employees have access to order and execution information for the clients on whose behalf they provide coverage, including execution services in Sigma X2 that are facilitated by GSCO acting as agent for GSCO Affiliates.

GSCO AND GSCO AFFILIATES' SYSTEMS
GSCO has systems, applications and databases that contain Participant confidential trading information. Specifically, with regard to systems, GSCO has order and execution management systems, algorithms, a SOR and a DMA System that have real-time order and execution information to support the transmission of orders, executions and related information to and from Sigma X2.

Participant confidential trading information is maintained in GSCO central databases as well as the applications used to access those database, e.g., SMARTS and OceanView. These databases and applications contain real-time and delayed order and execution information. The information in these databases is used to comply with books and records requirements, regulatory reporting requirements, and for monitoring and surveillance. GSCO also derives information from these databases to satisfy Participants' requests for their individual activity in Sigma X2, as described in Part III, Item 13.d, as well as to provide Participants with aggregated and anonymized information about overall activity in Sigma X2, as described in Part III, Item 26. Finally, GSCO

Execution Coverage may also receive information from these databases regarding the activity of the specific Participants for whom they provide coverage.

GSCO Affiliates also have systems, applications and databases that contain Participant confidential trading information (real-time and delayed order and execution information); namely, the orders in NMS Stocks sent to, and executions received from, GSCO, which acts as agent for GSCO Affiliates in connection with Sigma X2 activity. GSCO Affiliates use the information in a manner similar to GSCO, i.e., for the same above-described purposes.

Both GSCO and GSCO Affiliates limit access to their systems, applications and databases to persons with a "need to know" such information to perform their specific duties and responsibilities as defined in Part II, Item 7.a. This policy, which is global, is enforced through entitlement access procedures.

OCEAN SYSTEMS
Ocean, in its role of hosting, operating and supporting the technology platform for Sigma X2, also maintains systems, applications and databases that contain Participant confidential trading information. For example, Ocean maintains the Sigma X2 order book, SMARTS, and OceanView, which include real-time and delayed order and execution information. Separately, Ocean also maintains applications and databases that contain real-time and delayed order and execution information to assist GSCO with other functions including regulatory reporting (e.g., CAT and trade reporting) and surveillance.

Like GSCO and GSCO Affiliates, Ocean has a "need to know" policy and entitlement access procedures.

Part III; Item 3: <u>Exclusion from ATS Services</u>

a. Can the NMS Stock ATS exclude, in whole or in part, any Subscriber from the ATS services?
 _X_ Yes ___ No

If yes, list and provide a summary of the conditions for excluding, in whole or in part, a Subscriber from the ATS services

Conditions for exclusion include: intent-based behavior that negatively affects execution quality or operational stability of Sigma X2 (e.g., surveilling for inappropriate trading activity); and any other conduct or developments (e.g., margin or credit risk issues) that would reasonably cause GSCO to end its relationship with a client (e.g., change in financial status and regulatory incidents).

Please refer to Part III, Item 13.a. regarding the Counterparty Classification Framework, which can limit ~~and the Taker Token Feature because both can result in limitations on~~ the activities of Participants on Sigma X2 (i.e., an inability to interact with some order flow).

Pursuant to the terms of the agreements and/or account documentation entered into with GSCO as noted in Part III, Item 2.b. above, Participants have contractual obligations to abide by all applicable securities rules and regulations. In addition, GSCO assesses incoming orders and blocks or filters out those orders that are missing required elements or otherwise fail the GSCO checks. GSCO also uses activity reports to monitor orders sent to Sigma X2 and to monitor Participant compliance with their agreements and ATS policies and procedures, including applicable securities rules and regulations. A Participant's failure to comply with the agreements or meet contractual obligations can result in termination as a client of GSCO and/or exclusion from Sigma X2.

Part III; Item 9: <u>Conditional Orders and Indications of Interest</u>

a. Does the NMS Stock ATS send or receive any messages indicating trading interest (e.g., IOIs, actionable IOIs, or conditional orders)?
 _X_ Yes ___ No

If yes, identify and explain the use of the messages, including information contained in messages (e.g., price or size minimums), how the message is transmitted (e.g., order management system, smart order router, FIX), when the message is transmitted (e.g., automatically by the ATS, or upon the sender's request), the type of Persons that receive the message (e.g., Subscribers, Trading Centers), responses to conditional orders or IOIs (e.g., submission to firm-up conditional orders), and the conditions under which the message might result in an execution in the ATS (e.g., response time parameters, interaction, and matching).

Sigma X2 accepts "Conditional orders" which are conditional indications of trading interest. Direct Subscribers can enter Conditional orders via a FIX connection. Indirect Subscribers may leverage Conditional orders through non-ATS GSCO offered products including GSCO algorithms, GSCO SOR, and the GSCO Direct Market Access ("DMA") System, as outlined in Part III, Item 5 (Means of Entry).
A Conditional order is never executed. Instead, upon entry, a Conditional order will look to match with a contra Firm order or Conditional order in Sigma X2.

If a match is found for a Conditional order, an invitation to trade, known as a Firm Up Request, is sent to the Participant.

When a Firm Up Request is transmitted to a Participant via FIX message, the Conditional order to which it relates is cancelled by Sigma X2. A Firm Up Request contains a unique Firm Up ID, the quantity of the conditional match, and certain order details of the Conditional order to which it relates (e.g., price). Upon receipt of a Firm Up Request, a Participant may send a Firm Up order, but is not obligated to do so. To be accepted by Sigma X2, a Firm Up order must be received by Sigma X2 within 1 second of when Sigma X2 sent the Firm Up Request (i.e., Timeout Period). A Firm Up order received after the Timeout Period has elapsed will be rejected by Sigma X2.

When a Conditional order matches with another Conditional order, if a Firm Up order is subsequently sent by each side, the Firm Up orders will interact with each other. However, in the case where the first Firm Up order is cancelled by the Participant, cancelled by Sigma X2, or rejected by Sigma X2 before the second Firm Up order is received, the second Firm Up order is eligible to match with a Firm order(s) on the book. If both Firm Up orders are received by Sigma X2 before the Timeout Period elapses, the orders will be partially or fully executed if their respective order attributes still allow for a match. If, for example, the NBBO price moves away from the price of the Conditional match, the Firm Up orders will not execute.

As with Firm Orders, both Conditional and Firm Up orders can be entered with the Post-Only condition. If a Conditional or Firm Up order is entered with this order condition, it can only match with a liquidity-taking order (as described in Part III, Item 11.c). A Post-Only condition on a Firm Up order does not need to match a Post-Only condition on the originating Conditional order. For example, a Conditional order can be entered without a Post-Only condition but the resulting Firm Up can contain a Post-Only condition. In a Conditional to Conditional match, if the resulting Firm Up orders are both designated as Post-Only, no execution will occur and the orders will be cancelled by Sigma X2 after the Timeout Period elapses.

Before the Timeout Period elapses, a Participant may modify, replace, or cancel a Firm Up order if it is first-in-time of two Firm Up orders resulting from a Conditional to Conditional match. A Firm Up order that does not receive an execution before the Timeout Period elapses is considered expired and will be cancelled by Sigma X2. Firm Up orders received by Sigma X2 after the Timeout Period has elapsed will be rejected.

When a Conditional order matches with a Firm order, the Firm order could be executed or cancelled by the Participant before a Firm Up order is received by Sigma X2. In such instances, the Firm Up order will then match with any eligible resting contra-side order(s) and any unmatched portion of the Firm Up order will be cancelled.

Conditional orders and Firm Up orders are identified through values in FIX Tag 23012. See Part III, Item 8.a regarding minimum and maximum order sizes.

A Conditional order must have a Time In Force of Day or the order will be rejected. MinQty is supported as a parameter for Conditional orders, but is not required. A Conditional order may be modified, replaced or cancelled by a Participant, but attempts to change the order from Conditional to Firm or vice-versa will result in a cancel.

Only the following order details of a Firm Up order must match the original Conditional order: Symbol, Side, Price, OrderType, ExecInst (Market Peg, Mid Peg, Primary Peg), and MinQty. The Firm Up order must also contain the Firm Up ID from the Firm Up Request message. If any of these details are missing or differ from the original Conditional order, the Firm Up order will be rejected. A Firm Up order may have a different quantity than the original Conditional order and may have a different Time In Force (Day or IOC) than the Conditional order (Day only). Within Sigma X2, a Firm Up order can only be executed as an IOC order and, accordingly, a Firm Up order entered as Day will be automatically converted to IOC for execution purposes. A Time In Force value of IOC will be reflected on the FIX execution message. Additionally, a Firm Up order with a Time In Force of IOC may remain active in Sigma X2 from entry until cancelled, executed or the Timeout Period expires.

Firm Up orders are not guaranteed to receive an execution. If a Firm Up order receives a partial execution, any unfilled portion of the order will be cancelled.

Firm orders, by default, are eligible to interact with Conditional orders, but Direct Subscribers can opt-out of this behavior. This can be done on a per-order basis or at the FIX session level by contacting GSCO Coverage. This opt out only applies to interactions (i.e., matches) with Conditional orders. Firm orders that are opted-out of interacting/matching with Conditional orders can still match and execute with Firm Up orders. Consider the following example:
-Order A is a Firm order to buy and eligible to match with Conditional orders.
-Order B is a Firm order to buy and not eligible to match with Conditional orders.
-Order A has a higher priority than Order B on the basis of order entry time
-Order C is a Conditional order to sell.
-Upon receipt by Sigma X2, Order C matches with Order A and a Firm Up Request is sent for Order C
-Before a Firm Up order is received for Order C, Order A is cancelled
-The Firm Up order for Order C will match with Order B

Firm orders always have matching priority over Conditional orders. Accordingly, upon receipt by Sigma X2, Conditional orders will match with eligible contra-side Firm orders before eligible contra-side Conditional orders, including Conditional orders that have a better price or earlier entry time than a contra-side Firm order(s). Conditional to Firm order matching (like Firm to Firm order matching) follows price/broker/time priority. Consider the following example:
-The spread of the stock for Orders A, B, and C is $10.00 x $10.02
-Order A is a Conditional order to buy 2,000 shares at $10.01 that is resting in Sigma X2
-Order B is a Firm order to buy 1,000 shares at $10.00 that is resting in Sigma X2
-Order B was received by Sigma X2 after Order A
-Order C is a Conditional order to sell 1,000 shares at $10.00 and is received by Sigma X2 after Orders A and B
-As outlined in the priority rules, Order C will conditional match with Order B.
Conditional to Conditional order matching follows price/broker/size/time priority.

Counterparty Classification, as described in Part III Item 13, does not apply to Conditional orders. The Counterparty Classification Framework, as described in Part III, Item 13, includes Conditional Orders when determining Participant Categories, but not when determining Liquidity Taker Categories. Conditional Orders do not have the ability to restrict the Liquidity Taker Categories with which such orders may interact. However, Conditional Orders routed by GSCO algorithms and the GSCO SOR, on behalf of Indirect Subscribers, do have the ability to restrict the Participant Categories with which such orders may interact.

Part III; Item 11: Trading Services, Facilities and Rules

a. Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.

Sigma X2 operates a non-displayed limit order book and provides anonymous matching of orders in all eligible NMS Stocks. Order entry by Direct Subscribers and Indirect Subscribers is effected utilizing the FIX protocol for order submission. Firm and

Conditional orders are validated upon submission to Sigma X2 and any order that does not pass all validation is rejected. Once an order is accepted, Firm to Firm order matching in Sigma X2 follows price/broker/time matching priority and only matches buyers and sellers at prices within the NBBO consistent with the Counterparty Classification Framework described below in response to Part III, Items 13 and 14. As outlined in Part III, Item 9.a, Firm orders always have matching priority over Conditional orders. Conditional orders will match with eligible contra-side Firm orders ahead of eligible contra-side Conditional orders, including Conditional orders that have a better price or earlier entry time than a contra-side Firm order(s). Conditional to Firm order matching (like Firm to Firm order matching) follows price/broker/time priority; Conditional to Conditional order matching follows price/broker/size/time priority. ~~The Counterparty Classification Framework does not apply to Conditional order matching.~~The Counterparty Classification Framework, as described in Part III, Item 13, includes Conditional Orders when determining Participant Categories, but not when determining Liquidity Taker Categories. Conditional Orders do not have the ability to restrict the Liquidity Taker Categories with which such orders may interact. However, Conditional Orders routed by GSCO algorithms and the GSCO SOR, on behalf of Indirect Subscribers, do have the ability to restrict the Participant Categories with which such orders may interact.

Sigma X2 attempts to match orders upon the arrival of a new order or upon a price change (either a change to the NBBO or a Participant-initiated price change). Throughout the trading session, orders may be modified, replaced, cancelled, or executed. At the end of the trading session, all open orders are cancelled.

> c. Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

Rules governing pricing and matching priority are described below.
MATCHING PRIORITY

For Firm to Firm order matching, Sigma X2's matching logic is based on price/broker/time priority and the Counterparty Classification Framework (See Part III, Item 13.a.). At a given price level, this logic prioritizes opposite side orders from the same or affiliated broker-dealer Direct Subscriber(s) for crossing as long as they are eligible to match within the Counterparty Classification Framework. As outlined in Part III, Item 9.a, Firm orders always have priority over Conditional orders. Conditional orders will match with eligible contra-side Firm orders ahead of eligible contra-side Conditional orders, including Conditional orders that have a better price or earlier entry time than a contra-side Firm order(s). Conditional to Firm order matching (like Firm to Firm order matching) follows price/broker/time priority; Conditional to Conditional order matching follows price/broker/size/time priority. ~~The Counterparty Classification Framework does not apply to Conditional order matching.~~The Counterparty Classification Framework, as described in Part III, Item 13, includes Conditional Orders when determining Participant Categories, but not when determining Liquidity Taker Categories. Conditional Orders do not have the ability to restrict the Liquidity Taker Categories with which such orders may interact. However, Conditional Orders routed by GSCO algorithms and the GSCO SOR, on behalf of Indirect Subscribers, do have the ability to restrict the Participant Categories with which such orders may interact.

By default, matching priority exists at the individual broker-dealer Direct Subscriber market participant identifier ("MPID") level. Alternatively, a broker-dealer Direct Subscriber can modify the default such that its "broker" status is instead based on all of its affiliated MPIDs. Under this approach, order flow routed from customers, businesses or desks of a broker-dealer Direct Subscriber under multiple affiliated MPIDs will have priority to execute with opposite side orders routed to Sigma X2 by the broker-dealer Direct Subscriber using any of the affiliated MPIDs. Direct Subscribers can opt-out of the "broker" priority element by selecting the self-match prevention condition, as further described in the "Other Order Parameters and Conditions" discussion in this section.

GSCO broker status is inclusive of all of its affiliated MPIDs. Non-broker-dealer Direct Subscribers, as clients of GSCO, will receive matching priority with GSCO and its affiliated MPIDs. Specifically, all Firm and Conditional orders routed to Sigma X2 under a GS identifier ("GSID"), including GSCO client and/or principal orders, shall receive matching priority across all GSCO MPIDs.

Orders in Sigma X2 are treated as liquidity-taking or liquidity-providing based on their time of order arrival. When Sigma X2 assesses two orders for a potential match, the liquidity-providing order is the order that was first-in-time, and the liquidity-taking order is the order that was second-in-time. This applies to Firm and Firm Up orders. As described in Part III, Item 9.a, Conditional orders do not receive executions and, accordingly, are not designated as liquidity-providing or liquidity-taking. Firm and Firm Up orders subject to the Post-Only condition (described below), which are always liquidity-providing orders, are only assessed for potential matching with orders that Sigma X2 received later-in-time.
For example, a common execution (matching scenario) occurs in Sigma X2 when a resting Firm Day order executes against an incoming IOC order and Sigma X2 classifies the resting Day order as liquidity-providing and the IOC order as liquidity-taking. Please refer to the attached Matching Scenarios grid for examples with respect to Firm and Firm Up orders. If a Conditional order is entered with a Post-Only condition, only a contra order entered later-in-time can be a match for the Conditional order, generating a Firm Up Request. Please see Part III, Item 9.a. for additional order matching information for Conditional orders.

As noted above, matching priority can be impacted where Participants choose to impose certain conditions (e.g., self-match prevention) on their Firm and Conditional orders to limit interaction with orders in Sigma X2, as further described in the "Other Order Parameters and Conditions" discussion in this section.

Any change to a Firm or Conditional order by a Participant will reset its time priority, with the exception of reduction in the size of an order or a short sale change (i.e., short sell order changed to long sell order or long sell order changed to a short sell order) as further discussed below. System updates to the Assigned Limit Price of an order will not change time priority (e.g., Pegged Orders).

OTHER ORDER PARAMETERS AND CONDITIONS
The execution priority (outlined above) may change in instances where the Participants choose to impose certain conditions on their orders, including:
- Minimum Executable Quantity ("MinQty") - allows Participants to specify a minimum quantity for execution against any single contra order. Participants can select this feature on an order-by-order basis.

Sigma X2 does not aggregate contra-side orders to meet the MinQty. The MinQty specified on an order can only be filled by a single contra-side order. To illustrate, if a Participant's order has a MinQty of 300 shares, that order can be filled only against a single contra-side order of at least 300 shares, not by multiple contra-side orders totaling 300 shares.

When multiple contra-side orders are matched in one matching cycle against an order with MinQty enabled, each individual contra-side order must satisfy the MinQty, but it is possible for a single execution to be less than the MinQty. To illustrate, if a Participant has an order for 500 shares and a MinQty of 300 shares and there are two contra-side orders of 300 shares each, the Participant's 500 share order will execute against each 300-share order--first for 300 shares and then for the remaining 200 shares--since both contra-side orders meet the Participant's MinQty.

Participants may utilize Tag 9500 (MinQtyInstruction) to specify the method by which the MinQty instructions are to be applied in the event of a leaves quantity that is less than the MinQty: A, which specifies that the order becomes All or None if the leaves quantity is less than the minimum executable quantity; or M, which specifies that the order is canceled back if the leaves quantity is less than the minimum executable quantity. Under the default setting, an order will become All or None if the leaves quantity is less than the minimum executable quantity. Firm Up orders only support the M value.

- Self-Match Prevention - allows Participants to block a match with themselves for regulatory reasons (e.g., prevents wash trades). Participants can select this feature at the Participant-level (i.e., at the MPID- or GSID-level, as applicable) or on an order-by-order basis.

- Affiliate-Match Prevention - allows Participants to block a match with an affiliated Participant. Sigma X2 applies this feature at the Participant-level.

- Agency-Only Execution - allows Participants to block principal executions with GSCO (e.g., where required pursuant to Section 28(e) of the Exchange Act). Sigma X2 applies this feature at the Participant-level or on an order-by-order basis.

- Post-Only - accepted on Firm and Conditional orders, allows Participants to submit orders that will only execute when they are first-in-time (i.e., liquidity-providing orders). Post-Only orders do not price slide and will be given an Assigned Limit Price upon entry (as described in Part III, Item 7.a). They can be entered with any peg type. Participants can select this feature on an order-by-order basis.

- Counterparty Classification by Liquidity Taker Categories - for Firm orders only, allows liquidity-providing Participants (described above) to designate the category or categories of liquidity-taking orders with which their liquidity-providing orders may interact (described in Part III, Item 13 a.). Participants can select this feature at the Participant-level or on an order-by-order basis.

- Counterparty Classification by Participant Categories – allows GSCO algorithms and the GSCO SOR, on behalf of Indirect Subscribers, to determine the Participant Categories with which such orders may interact in the ATS (described in Part III, Item 13.a).

In accordance with such instructions, Sigma X2 matching logic would bypass matching of Firm and Conditional orders as required by the above conditions. Participants can request the application of the above conditions through their Coverage teams. GSCO Coverage employees implement such requests, which become effective the following trading day.

Additional non-discretionary rules and procedures of Sigma X2 include:
PRICE IMPROVEMENT

Either the provider or taker of liquidity, or both, can receive price improvement. Price improvement is not necessarily split equally between a liquidity provider and a liquidity taker; instead, the execution price will be the price closest to the midpoint of the NBBO. Included as an attachment is a chart that illustrates price improvement in Sigma X2.

PRICE PROTECTION MECHANISMS
All Firm and Conditional orders in Sigma X2 require a Limit Price and will be given an Assigned Limit Price as described in Part III, Item 7.a. No order will be given an execution that would violate the order's Limit Price. No executions will take place outside the NBBO. Sigma X2 will suspend matching in a symbol that is currently quoted in a LULD straddle state.

SHORT SALES AND REGULATION SHO
Participants may enter short sale orders in compliance with Regulation SHO. This rule applies to short sale orders from U.S. registered broker-dealer subscribers and, as discussed below, each Firm and Conditional short sale order must specify that a locate has been obtained in accordance with Regulation SHO Rule 203(b)(1). Sigma X2 will rely on the locate exemption provided in Rule 203(b)(2)(i) when accepting short sale orders from its U.S. registered broker-dealer Direct Subscribers that are obligated to comply with Rule 203(b)(1). For non-broker-dealer Direct Subscribers, Sigma X2 will reject any short sale order that does not identify the broker who provided the locate.

For short sale orders subject to Rule 201 under Regulation SHO that are not permissibly priced for execution (i.e., not priced above the Constructed NBB or SIP NBB (as defined in response to Part III, Item 23), as the case may be), the Assigned Limit Price will be the lowest permissible price in compliance with Rule 201 (including in sub-penny increments for orders that may be priced in sub-pennies pursuant to Rule 612 under Regulation NMS). Such orders are executed at the Assigned Limit Price if there is an available contra-side order or, if not, they are held for execution at the new Assigned Limit Price or better. As quoted prices change, the Assigned Limit Price is updated to the lowest permissible price for execution under Rule 201 down to an order's original limit price. An order that is re-priced in this manner under Rule 201 does not have its original priority changed. Instead, the priority of such an order is established based on its original Assigned Limit Price.

LOCKED/CROSSED MARKETS

Sigma X2 will not execute Firm or Firm Up orders during a locked or crossed market.

TIME-STAMPING OF ORDERS AND EXECUTIONS

Orders are timestamped in microseconds at the time they are accepted by Sigma X2. Executions are timestamped in microseconds at the time that orders are matched.

ERRORS

GSCO handles errors involving Sigma X2 in accordance with the Firm's error policy. Bona fide errors are booked to the Sigma X2 error account. To remedy an error, using the Sigma X2 error account, GSCO will buy or sell shares, as needed, including through the use of GSCO algorithms and SOR, which may result in executions at various exchanges and market centers, including Sigma X2.

Part III; Item 13: <u>Segmentation; Notice</u>

a. Are orders and trading interest in the NMS Stock ATS segmented into categories, classifications, tiers, or levels (e.g., segmented by type of participant, order size, duration, source, or nature of trading activity)?
 _X_ Yes ___ No

If yes, explain the segmentation procedures, including (i) a description for how orders and trading interest are segmented; (ii) identify and describe any categories, classification, tiers, or levels and the types of orders and trading interest that are included in each; (iii) provide a summary of the parameters for each segmented category and length of time each segmented category is in effect; (iv) any procedures for overriding a determination of segmented category; and (v) how segmentation can affect order interaction.

The Sigma X2 Counterparty Classification Framework consists of both Liquidity Taker Categories and Participant Categories, as described below.

A. LIQUIDITY TAKER CATEGORIES

As described below, for Firm orders only, on either an order-by-order or Participant-level basis (by MPID or assigned GSID, as applicable), through a framework called Counterparty Classification, Sigma X2 offers Participants the ability to restrict the interaction of their liquidity-providing orders with specified categories of liquidity-taking orders. These categories are referred to as Taker Categories "a," "b," or "c." Liquidity-taking order flow is mapped into these Taker Categories based upon the results of an objective post-trade mark-out analysis (the "Mark-out Analysis"). GSCO performs the Mark-out Analysis for all liquidity-taking orders on approximately a monthly basis (and for new order flow, on an ad-hoc basis). Depending upon whether a Participant is a Direct or Indirect Subscriber, and other relevant characteristics and facts described below, the Mark-out Analysis may be performed for the entirety of a Participant's liquidity-taking order flow or with respect to identified subsets (i.e., segments) of such flow.

MARK-OUT ANALYSIS:

GSCO maps all Direct Subscriber liquidity-taking order flow in Sigma X2 into three Taker Categories (i.e., "a," "b," or "c") based on the Mark-out Analysis. To wit, this analysis and mapping is performed for all liquidity-taking orders in Sigma X2 - - i.e., all Direct Subscriber client orders (broker-dealer and non-broker-dealer Direct Subscribers) and all orders entering Sigma X2 under GSCO~~'s~~ MPID<u>s</u> as a Direct Subscriber (GSCO principal orders and, separately, all Indirect Subscribers' orders). The GSCO Mark-out Analysis is a standardized assessment, across all securities, of the short-term price movement in a security that is associated with liquidity-taking executions. Specifically, the Mark-out Analysis evaluates short-term price movement in a security (i.e., impact on the security's mid-quote) that is measured on a percentage basis within a particular time horizon surrounding an execution. GSCO uses the results of the Mark-out Analysis to determine whether the executions were: (i) least likely to be unfavorable for the liquidity provider (Taker Category "a"); (ii) more likely to be unfavorable for the liquidity provider (Taker Category "b"); or (iii) most likely to be unfavorable for the liquidity provider (Taker Category "c"). GSCO uniformly applies the Mark-out Analysis to all liquidity-taking order flow--whether at the MPID-level, GSID-level, for individual Taker Tokens, or on an aggregated Taker Token basis (as described below). See "Taker Category Assessment - - Use of MPIDS, GSIDs, and Taker Tokens" and "Taker Tokens and 'Individual' vs. 'Aggregate' Execution Thresholds."

On approximately a monthly-basis, GSCO refreshes the Mark-out Analysis for all Direct Subscribers and, accordingly, a Direct Subscriber's assigned Taker Category may change, without notice, following each such analysis. After GSCO performs a Mark-out Analysis, any new or changed Taker Category(ies) will become effective the following trading day. In addition, GSCO will perform an ad-hoc Mark-out Analysis to determine and assign a Taker Category for a new Direct Subscriber's order flow as well as in response to an existing Direct Subscriber's identification of new order flow. Please see "Taker Category Assessment: Use of MPIDs, GSIDs and Taker Tokens." Following GSCO's performance of such ad-hoc Mark-out Analysis and determination of any new or changed Taker Category assignments, the new or changed Taker Category(ies) will become effective within seven business days.

To maintain the integrity of the Liquidity Taker Categories~~Counterparty Classification Framework~~, GSCO may periodically, as needed, reassess and modify the metrics used to determine the three Taker Categories. Additionally, if following a change to a Direct Subscriber's assigned Taker Category (e.g., a change from Taker Category "c" to Taker Category "b"), the Direct Subscriber's trading behavior materially changes in a manner that is no longer consistent with the recently assigned category, an intra-month change to the assigned Taker Category may be deemed necessary and the Taker Category will be updated without notice.

~~COUNTERPARTY CLASSIFICATION~~ LIQUIDITY TAKER CATEGORIES AND ORDER INTERACTION:
As noted above, for Firm orders only, on either an order-by-order or Participant-level basis, Sigma X2 offers Participants the ability to restrict the interaction of their liquidity-providing orders with a specified category (or categories) of liquidity-taking orders (i.e., Taker Categories "a," "b," or "c") through the designation of a "Contra Category." A Participant's Contra Category selection ("a," "b," or "c") for a liquidity-providing order determines the Taker Category (or Taker Categories) with which the liquidity-providing order may interact.

The impact of selecting Contra Category "a," "b," or "c", is as follows. When a Participant sending a liquidity-providing order selects Contra Category "a," the Participant's order will only interact with Taker Category "a" orders. If a Participant sending a liquidity-providing order selects Contra Category "b," the Participant's order may potentially interact with Taker Category "a" or "b" orders. If a Participant sending a liquidity-providing order selects Contra Category "c," the Participant's order may potentially interact with Taker Category "a," "b," or "c" orders. Included as an attachment is a chart illustrating the ~~Counterparty Classification Framework~~ Liquidity Taker Categories and the interaction of liquidity-providing and liquidity-taking orders within this framework.

If a Direct Subscriber sends liquidity-providing orders without selecting a Contra Category, such liquidity-providing orders will be defaulted to Contra Category "c."

For Indirect Subscribers' orders that access Sigma X2 through the Indirect Subscribers' use of GSCO's algorithms or SOR, the relevant GSCO algorithm or SOR logic will determine the Contra Category for liquidity-providing orders. For example, liquidity seeking algorithmic and/or SOR strategies may be willing to provide liquidity to all liquidity-taking Taker Categories, while more passive strategies may limit the set of liquidity-taking Taker Categories with which they interact.

Indirect Subscribers that access Sigma X2 through GSCO's DMA System may select a Contra Category to be applied to all of their liquidity providing orders. If they do not select a Contra Category, their liquidity providing orders will be defaulted to Contra Category "c."

TAKER CATEGORY ASSESSMENT--USE OF MPIDS, GSIDS, AND TAKER TOKENS:
For purposes of GSCO's performance of its Mark-out Analysis on liquidity-taking orders, unless a Direct Subscriber chooses to further segment its order flow through the use of Taker Tokens (as described below), GSCO will analyze broker-dealer Direct Subscriber orders by assigned MPID and non-broker-dealer Direct Subscriber orders by assigned GSID. When conducting its Mark-out Analysis, GSCO will not aggregate trading activity across multiple MPIDs or GSIDs utilized by a particular Direct Subscriber. Instead, GSCO will conduct its Mark-out Analysis for each individual MPID or GSID. Accordingly, broker-dealer Direct

Subscribers sending liquidity-taking orders can segment their orders by utilizing multiple MPIDs, and non-broker-dealer Direct Subscribers sending liquidity-taking orders can segment their orders by utilizing multiple GSIDs.

In addition to using multiple MPIDs or GSIDs for purposes of GSCO's Mark-out Analysis and Taker Category assignment, a Direct Subscriber (whether broker-dealer or non-broker-dealer) sending liquidity-taking orders can further segment its order flow by using one or more Taker Tokens. A Taker Token is an indicator a Direct Subscriber can attach to an order. As described below, GSCO will conduct its Mark-out Analysis on orders with the same Taker Token attached to them (i.e., orders with the same Taker Token attached to them are analyzed as a group and, accordingly, will be mapped to the same Taker Category). A Direct Subscriber can utilize multiple Taker Tokens. Specifically, through the use of Taker Tokens, a Direct Subscriber can further segment its orders associated with a particular MPID or GSID in various manners such as to segment business units, particular underlying customers, or child orders associated with particular trading strategies.

For example, a broker-dealer Direct Subscriber could route orders to Sigma X2 under one MPID and have three Taker Tokens associated with that one MPID--one for its market making desk, one for its wealth management desk, and one for the remainder of its order flow.

GSCO, as a Direct Subscriber, can elect to segment its order flow by attaching a Taker Token to each order it routes to Sigma X2. Like other Direct Subscribers, GSCO can apply these Taker Tokens in various manners including to segment particular Indirect Subscribers or child orders associated with GSCO's or Indirect Subscribers' use of particular GSCO algorithmic or SOR routing strategies. With respect to child orders associated with GSCO algorithmic or SOR routing strategies, each liquidity-taking order will be associated with a Taker Token that is mapped to a Taker Category in accordance with the results of the Mark-out Analysis.

TAKER TOKENS AND "INDIVIDUAL" VS. "AGGREGATE" EXECUTION THRESHOLDS:
As described below, where a Direct Subscriber utilizes Taker Tokens to further segment its order flow, GSCO will conduct a Mark-out Analysis of the Direct Subscriber's Taker Token liquidity-taking executions (where it has sufficient data), on an individual Taker Token basis, or, on an aggregated basis, to determine the appropriate Taker Category for the Taker Token orders.
Any new Taker Token used by a Direct Subscriber after GSCO performs its most recent Mark-out Analysis will be defaulted to a Taker Category, as described below, until the individual Taker Token is associated with a sufficient number of executions for GSCO to perform a Mark-out Analysis for the individual Taker Token.

A Direct Subscriber must have sufficient transaction history associated with an individual Taker Token for GSCO to perform a Mark-out Analysis of orders associated with that Taker Token. Specifically, to perform the Mark-out Analysis on a particular Taker Token, the number of executions effected by a Subscriber under that Taker Token must equal or exceed an amount determined by GSCO. When the number of executions for the specific Taker Token reach the threshold established by GSCO ("Individual Execution Threshold"), GSCO will conduct a Mark-out Analysis of that Taker Token and will assign orders associated with that Taker Token to the corresponding Taker Category (i.e., "a," "b," or "c"). GSCO will perform the Mark-out Analysis on the individual Taker Token as soon as the Individual Execution Threshold is satisfied - - i.e., there is no minimum or maximum number of days over which the Individual Execution Threshold must be satisfied.

If an individual Taker Token does not reach the Individual Execution Threshold and, therefore, GSCO cannot conduct a Mark-out Analysis of that Taker Token ("Insufficient Taker Token"), GSCO will calculate the Direct Subscriber's aggregate number of executions. If the aggregate executions, inclusive of all Taker Tokens associated with the corresponding MPID or GSID reach the threshold number of executions established by GSCO ("Aggregate Execution Threshold"), GSCO will perform the Mark-out Analysis for the aggregate executions and will default the Insufficient Taker Token orders to the appropriate Taker Category based on the aggregate analysis. GSCO will perform the Mark-out Analysis in this circumstance as long as the Aggregate Execution Threshold is satisfied -- there is no minimum or maximum number of days over which the Aggregate Execution Threshold must be satisfied.

Note, if and when the executions associated with an Insufficient Taker Token reach or exceed the Individual Execution Threshold, GSCO will then, at that time, analyze and map the individual Taker Token to a Taker Category. Finally, if the Direct Subscriber's trading activity for the individual Taker Token does not satisfy the Individual Execution Threshold and the Direct Subscriber does not satisfy the Aggregate Execution Threshold either, GSCO will assign Taker Category "b" to the Insufficient Taker Token orders as a default.

The Taker Token execution thresholds necessary for a Mark-out Analysis to be performed, whether on an individual Taker Token or on an aggregated basis, are uniformly applicable to all Direct Subscribers. Both the Individual Execution Threshold and the Aggregate Execution Threshold are subject to GSCO's discretion and may change from time-to-time.

The following are examples of the mark-out assessments discussed above. For the purposes of the examples, assume an Individual Execution Threshold of 200 executions and an Aggregate Execution Threshold of 600 executions.
Example A:
- Direct Subscriber XYZ utilizes one Taker Token associated with 550 executions. The Direct Subscriber's executions exceed the Individual Execution Threshold.
- Therefore, GSCO will conduct a Mark-out Analysis and map the Taker Token orders to the appropriate Taker Category.
Example B:
- Direct Subscriber XYZ utilizes one Taker Token associated with 30 executions. The Direct Subscriber's executions fall below the Individual Execution Threshold (i.e., the Taker Token is an Insufficient Taker Token).
- If the Direct Subscriber does not have any additional executions that can be aggregated, GSCO will default the Taker Token orders to Taker Category "b."
Example C:
- Direct Subscriber XYZ utilizes two Taker Tokens. Taker Token 1 is associated with 550 executions, which exceed the Individual Execution Threshold. GSCO will conduct a Mark-out Analysis and map Taker Token 1 orders to the appropriate Taker Category.
- The Direct Subscriber's Taker Token 2 is associated with 30 executions, which fall below the Individual Execution Threshold (i.e., Taker Token 2 is an Insufficient Taker Token). GSCO will aggregate Taker Token 2 executions with the Direct Subscriber's other Taker Token executions (in this example, with Taker Token 1 executions). Subscriber's total executions fall below the Aggregate Execution Threshold (550 + 30 = 580). Therefore, GSCO will default Taker Token 2 orders to Taker Category "b."
Example D:
- Direct Subscriber XYZ utilizes two Taker Tokens. Taker Token 1 is associated with 550 executions, which exceed the Individual Execution Threshold. GSCO will conduct a Mark-out Analysis and map Taker Token 1 to the appropriate Taker Category.
- The Direct Subscriber's Taker Token 2 is associated with 130 executions, which fall below the Individual Execution Threshold (i.e., Taker Token 2 is an Insufficient Taker Token). GSCO will aggregate Taker Token 2 executions with the Direct Subscriber's other Taker Token executions (in this example, with Taker Token 1 executions). Subscriber's total executions exceed the Aggregate Execution Threshold (550 + 130 = 680). GSCO will conduct a Mark-out Analysis and map Taker Token 2 orders to the appropriate Taker Category based upon the aggregate analysis.

B. PARTICIPANT CATEGORIES

On an order-by-order basis, on behalf of Indirect Subscribers, GSCO algorithms and the GSCO SOR (excluding directed orders to Sigma X2 via SOR), can determine the Participant Categories orders may interact with in Sigma X2 (i.e., Participant Category "1" or Participant Categories "1" and "2") and may affix any such instruction to the relevant order(s). Participant Categories are only assigned to Direct Subscribers. If the GSCO algorithms and the GSCO SOR do not determine the Participant Category/Categories an order may interact with, then such order may interact with all Direct Subscribers regardless of assigned Participant Category. As noted, for directed orders to Sigma X2 via GSCO's SOR, the SOR does not determine the Participant Category/Categories with which such orders may interact in Sigma X2 and, therefore, such orders may interact with all Direct Subscribers.

GSCO assigns a Participant Category ("1" or "2") to each Direct Subscriber MPID (including GSCO MPIDs) or GSID based upon an analysis of one or more of the following factors: post-trade mark-outs, spread capture, order count and executed volume across all order flow for such MPID or GSID. The analysis includes liquidity-taking, liquidity-providing and both Firm and Conditional orders, and the mark-out time horizon is generally longer than that used for the Liquidity Taker Category analysis. GSCO will assign Participant Category 1 to Direct Subscriber MPIDs and GSIDs where an execution against such Subscribers' orders is least likely to be unfavorable to the contra order and, conversely, GSCO will assign Participant Category 2 to Direct Subscriber MPIDs and GSIDs where an execution against such Subscribers' orders is more likely to be unfavorable to the contra order.

If a GSCO algorithm or the GSCO SOR determines that an order may interact with Participant Category "1" orders, such instruction will be affixed to the order routed to Sigma X2, and Sigma X2 will only match such order with orders of Direct Subscriber MPIDs and GSIDs assigned "1." If a GSCO algorithm or the GSCO SOR determines that an order may interact with Participant Category "2" orders, such instruction will be affixed to the order routed to Sigma X2, and Sigma X2 may match such order with orders of Direct Subscriber MPIDs and GSIDs assigned "1" or "2." If a Participant Category is not specified on an order, the order is eligible to match against all Direct Subscribers.

On approximately a monthly basis, GSCO reevaluates its assignment of Participant Categories for all Direct Subscribers by MPID or GSID and, accordingly, a Direct Subscriber's assigned Participant Category for any given MPID or GSID may change, without notice, following each evaluation. New Direct Subscriber order flow is assigned to Participant Category "1" by default. Thereafter, on an ad hoc basis, once the new Direct Subscriber MPID or GSID has a sufficient number of executions, GSCO will evaluate the order flow as described above and assign a Participant Category ("1" or "2"). The number of executions required for GSCO to evaluate a Direct Subscriber MPID or GSID and assign a Participant Category is uniformly applied to all Direct Subscriber MPIDs and GSIDs, but the specific number of executions is subject to GSCO's discretion and may be changed from time-to-time. If and when deemed warranted, GSCO may reassess and modify the factors and/or associated metrics used to assign Participant Categories. Additionally, if following a change to a Direct Subscriber's assigned Participant Category (e.g., a change from Participant Category 2 to Participant Category 1), the Direct Subscriber's trading behavior materially changes in a manner that is no longer consistent with the recently assigned category, an intra-month change to the assigned Participant Category may be deemed necessary and the Participant Category assignment will be updated without notice.

It is possible for a GSCO algorithm and the GSCO SOR to utilize both Liquidity Taker Categories and Participant Categories at the same time on a single order. For example, for a liquidity providing order, GSCO algorithms and the GSCO SOR can determine both the Liquidity Taker Category and Participant Category counterparty restrictions.

d. If yes to Item 13(a), does the NMS Stock ATS disclose to any Person the designated segmented category, classification, tier, or level of orders and trading interest?
 _X_ Yes ___ No

If yes, provide a summary of the content of the disclosure, when and how the disclosure is communicated, who receives it, and whether and how such designation can be contested.

Whether orally or in a written performance summary, upon request, GSCO will inform a Participant of its designated segmentation classification(s) (i.e., Taker Category(ies) and Participant Category(ies)) for its order flow to Sigma X2. A Participant cannot contest its designated Taker Category or Participant Category. Written performance summaries provided to requesting Participants include, among other things, the Participant's (i) total executed shares in Sigma X2; (ii) percentage of liquidity-taking vs. liquidity-providing executions; (iii) order type breakdown information; (iv) execution distribution by Contra Category/Taker Category for orders providing liquidity; and (v) execution distribution by Taker Category for orders taking liquidity. GSCO does not provide counterparty information by Taker Category or Participant Category on an order-by-order basis.

Separately, certain GSCO employees, including Segmentation Governance Working Group employees, whose responsibilities may include execution quality and mark-out profile analysis for Sigma X2, have access to segmentation categorization (i.e., Taker Category assignments and Participant Category assignments) for all Participants.

Part III; Item 14: Counter-Party Selection

a. Can orders or trading interest be designated to interact or not interact with certain orders or trading interest in the NMS Stock ATS (e.g., designated to execute against a specific Subscriber's orders or trading interest or prevent a Subscriber's order from executing against itself)?
 _X_ Yes ___ No

If yes, explain the counter-party selection procedures, including how counter-parties can be selected, and whether the designations affect the interaction and priority of trading interest in the ATS.

For Firm and Conditional orders, Participants can limit the counterparties with which their orders interact through the use of certain order parameters and conditions (e.g., use of MinQty to specify a minimum quantity for execution against any single contra order or use of Affiliate-Match Prevention to block a match with an affiliated Participant) (See Part III, Item 11.c.). For Firm orders only, counterparties can be limited by the Liquidity Taker Categories of the Counterparty Classification Framework (e.g., to allow liquidity-providing Participants to designate the category or categories of liquidity-taking orders with which they may interact). GSCO algorithms and the GSCO SOR, on behalf of Indirect Subscribers, may determine the Participant Categories with which such orders may interact (See Part III, Item 13.a.). Additionally, a Direct Subscriber can limit the interaction of Firm orders with Conditional orders on an order-by-order basis or opt-out at the FIX session level (See Part III, Item 9.a.).

b. If yes to Item 14(a), are the procedures for counter-party selection required to be identified in Item 14(a) the same for all Subscribers and the Broker-Dealer Operator?
~~X Yes ___ No~~ ___ Yes X No

As outlined in Part III, Item 13.a, while all Participants may restrict the interaction of their liquidity-providing orders with specified categories of liquidity-taking orders through the Liquidity Taker Categories of the Counterparty Classification Framework, only GSCO algorithms and the GSCO SOR, on behalf of Indirect Subscribers, may determine the Participant Categories with which such orders may interact.